Consolidated Financial Statements

Year Ended December 31, 2007,

Year Ended December 31, 2006

and

Ten Months Ended December 31, 2005

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Endeavour Silver Corp. (“the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP), and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and United States securities regulations. We, as CEO and CFO, will certify our annual filings with CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States are required by the Securities Exchange Act of 1934.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out its responsibility principally through its Audit Committee which is independent from management.

The Audit Committee of the Board of Directors meets with management to review results of the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss the audit work, financial reporting matters and our internal control over financial reporting. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

/s/ Bradford Cooke	/s/ Dan Dickson
Chief Executive Officer	Chief Financial Officer

Endeavour Silver Corp.	Page - 2 -

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Endeavour Silver Corp. (the Company) as at December 31, 2007 and December 31, 2006 and the consolidated statements of operations and comprehensive income, shareholders’ equity and deficit, and cash flows for each of the years in the two-year period ended December 31, 2007 and for the ten-month period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2007, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2007 and for the ten-month period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 17 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 2, 2008 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
April 2, 2008

Endeavour Silver Corp.	Page - 3 -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Endeavour Silver Corp.

We have audited Endeavour Silver Corp’s (the Company) internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: (1) an ineffective control environment; (2) inadequate controls over information and communication; (3) inadequate controls over the translation of foreign currency accounts into the reporting currency; and (4) lack of personnel with expertise in accounting for Mexican tax.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2007 and the related consolidated statements of operations and comprehensive income, shareholders’ equity and deficit and cash flows for the year ended December 31, 2007. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated April 2, 2008, which expressed an unqualified opinion on those consolidated financial statements.

Endeavour Silver Corp.	Page - 4 -

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, Endeavour Silver Corp. has not maintained effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
April 2, 2008

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEET
(expressed in thousands of US dollars)

		December 31,	December 31,
	Notes	2007	2006
			restated
ASSETS			note 2 and 4

Current assets
Cash and cash equivalents		$16,577	$31,870
Marketable securities	6	3,573	3,072
Accounts receivable and prepaids	7	7,200	3,104
Inventories	8	2,916	3,332
Due from related parties	9	228	34
Total current assets		30,494	41,412

Long term deposits		877	-
Long term investments	10	3,932	-
Mineral property, plant and equipment	11	46,848	20,866
Total assets		$82,151	$62,278

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$4,348	$3,046
Income taxes payable		781	4
Total current liabilities		5,129	3,050

Asset retirement obligations	12	1,578	954
Future income tax liability	16	5,068	2,968

Total liabilities		11,775	6,972

Non-controlling interest	5	-	1,198

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 48,982,146 shares (2006 - 42,373,988 shares)	Page 5	87,458	63,353
Contributed surplus	Page 5	8,921	5,064
Accumulated comprehensive income	Page 5	720	212
Deficit		(26,723)	(14,521)
Total shareholders' equity		70,376	54,108
		$82,151	$62,278
Nature of Operations (note 1)
Commitments and contingencies (note 11)
Subsequent events (notes 11 & 13)

Approved on behalf of the Board

/s/ Bradford Cooke	/s/ Godfrey Walton
Director	Director

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(expressed in thousands of US dollars, except for shares and per share amounts)

		Re-stated note 2 and 4
		Year Ended	Year Ended	Ten Months Ended
		December 31	December 31	December 31
	Notes	2007	2006	2005

Sales		$32,319	$15,671	$-

Cost of sales		24,335	9,174	-
Depreciation and depletion		4,682	2,639	17
Exploration		5,967	400	451
General and administrative		4,836	3,009	2,194
Stock-based compensation	13	4,681	3,413	1,137
Earnings (loss)		(12,182)	(2,964)	(3,799)

Foreign exchange gain (loss)		2,427	494	(344)
Income (loss) from property option interest		-	122	(1,121)
Realized gain (loss) on marketable securities		665	176	115
Impairment on asset backed commercial paper	10	(1,327)	-	-
Investment and other income		867	789	-

Loss before taxes and other items		(9,550)	(1,383)	(5,149)
Non-controlling interest		(1,483)	(1,156)	-
Income tax recovery (provision)	16	(1,169)	(1,409)	-
Net loss for the period		(12,202)	(3,948)	(5,149)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities	4	206	-	-
Reclassification adjustment for gain (loss) included in net income	4	(210)	-	-
		(4)	-	-
Comprehensive income (loss) for the period		(12,206)	(3,948)	(5,149)

Basic and diluted loss per share based on net loss		$(0.27)	$(0.10)	$(0.21)

Weighted average number of shares outstanding		45,441,128	37,713,913	24,518,980

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND DEFICIT
(expressed in thousands of U.S. dollars, except share amounts)

		December 31	December 31,	December 31,
	Notes	2007	2006	2005

Number of common shares, opening		42,373,988	32,366,330	20,873,269
Issued on private placement	13 (b)	-	6,333,200	6,000,000
Exercise of options	13 (c)	727,000	282,500	793,000
Exercise of warrants	13 (e)	3,038,222	2,579,366	3,700,061
Issued on acquisition of mineral properties	5 & 11	2,700,416	671,558	1,000,000
Share appreciation rights	13 (d)	142,520	141,034	-
Number of common shares, closing		48,982,146	42,373,988	32,366,330

Common shares, opening		$63,353	$31,332	$11,955
Issued on private placement	13 (b)	-	23,366	11,398
Exercise of options	13 (c)	2,704	833	1,485
Exercise of warrants	13 (e)	8,233	5,434	5,073
Issued on acquisition of mineral properties	5 & 11	12,885	2,252	1,421
Share appreciation rights	13 (d)	283	136	-
Common shares, closing		87,458	63,353	31,332

Contributed surplus, opening		5,064	2,255	1,515
Stock based compensation	13 (c)	4,681	3,413	1,137
Fair value of warrants issued for mineral properties		508	(130)	215
Exercise of share purchase options	13 (c)	(1,049)	(338)	(612)
Share appreciation rights	13 (d)	(283)	(136)	-
Contributed surplus, closing		8,921	5,064	2,255

Accumulated comprehensive income, opening		212	79	55
Cumulative impact of reporting currency change	2	-	133	24
Cumulative impact of adoption of financial instrument standard		512	-	-
Unrealized gain (loss) on marketable securities		206	-	-
Realized gain on marketable securities included in net income		(210)	-	-
Accumulated comprehensive income, closing		720	212	79

Deficit, opening		(14,521)	(10,573)	(5,424)
Loss for the period		(12,202)	(3,948)	(5,149)
Deficit, closing		(26,723)	(14,521)	(10,573)

Shareholders' equity		$70,376	$54,108	$23,093

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOW
(expressed in thousands of U.S. dollars)

		Re-stated note 2 and 4
		Year Ended	Year Ended	Ten Months Ended
		December 31,	December 31,	December 31,
	Notes	2007	2006	2005

Operating activities
Net loss for the period		$(12,202)	$(3,948)	$(5,149)
Items not affecting cash:
Stock-based compensation	13	4,681	3,413	1,137
Depreciation and depletion		4,682	2,639	17
Non-controlling interest		1,483	1,156	-
Future income tax loss (recovery)	16	300	1,405	-
Unrealized foreign exchange loss (gain)		(386)	-	-
Impairment of asset backed commercial paper	10	1,327	-	-
(Gain) loss on marketable securities		(665)	176	-
Net changes in non-cash working capital	14	(1,577)	(2,994)	(149)
Cash from (used for) operations		(2,357)	1,847	(4,144)

Investing activites
Property, plant and equipment expenditures		(17,649)	(10,837)	(134)
Investment in asset backed commercial paper	10	(5,203)	-	-
Acquisition of subsidiary, net of cash acquired		-	(67)	(1,532)
Long term deposits		(877)	-	-
Investment in marketable securities		(1,555)	(3,449)	-
Proceeds from sale of marketable securities		2,504	181	-
Cash used in investing activities		(22,780)	(14,172)	(1,666)

Financing activities
Common shares issued	13	9,891	30,624	17,013
Share issuance costs		(47)	(1,840)	-
Cash from financing activites		9,844	28,784	17,013

Increase (decrease) in cash and cash equivalents		(15,293)	16,459	11,203
Cash and cash equivalents, beginning of period		31,870	15,411	4,208
Cash and cash equivalents, end of period		$16,577	$31,870	15,411

See note 14 for supplementary cash flow information.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Endeavour Silver Corp. and its subsidiary companies (collectively the “Company” or “Endeavour Silver”) are engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation.

The Company has acquired interests in additional mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties, the receipt of necessary permitting and upon future profitable production or proceeds from the disposition of these interests.

The Company has $25.3 million in working capital as of December 31, 2007, which management deems is sufficient to meet the near term business objectives.

2.	CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

Prior to January 1, 2007, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. Effective January 1, 2007, the US dollar was adopted as the unit of measure of the Company’s operations which reflects significant operational exposure to the US dollar, the predominantly US dollar asset and investment base of the Company and the transition from an exploration company to a mine operator. Concurrent with this change in functional currency, the Company adopted the US dollar as its reporting currency. In accordance with Canadian generally accepted accounting principles (“GAAP”), the Company is required to restate all amounts presented for comparative purposes into US dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rates that were in effect during these periods and all assets and liabilities are translated at the closing rate in effect at the end of these periods. Equity transactions have been translated at historic rates; the resulting net translation adjustment has been credited to comprehensive income.

The effect on the consolidated financial statements resulted in an accumulated comprehensive income adjustment of $212,000 as at December 31, 2006.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Significant measurement differences from United States GAAP are described in Note 17 to these financial statements. These consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineralized reserves, impairment of long-lived assets, determination of asset retirement obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(c)	Revenue recognition

Estimated mineral revenue, based upon prevailing metal prices, is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. Estimated revenue is subject to adjustment upon final settlement of metal prices, weights and assays.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity of ninety days or less.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Marketable securities

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation. Share investments are classified as available-for-sale and carried at fair value with unrealized gains and losses at the reporting date recognized in comprehensive income in accordance with section 1530 (see Note 4).

(f)	Inventories

Product inventories are valued at the lower of average production cost and net realizable value. In-process inventories, including ore stockpiles are valued at the lower of average production cost and net realizable value, after an allowance for further processing costs. Finished goods inventory is valued at the lower of average production costs and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost.

(g)	Mineral properties, plant and equipment

Mineral properties include direct costs of acquiring the properties, the costs incurred which are employed directly in the development process of feasible properties, while expenses relating to exploration properties are expensed as incurred.

Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

The accumulated costs of mineral properties that are developed to the stage of commercial production are amortized using the units of production basis using proven and probable reserves (as defined by National Instrument 43-101).

Plant and equipment are recorded at cost and are amortized using the straight-line method at rates varying from 5% to 30% annually.

(h)	Asset retirement obligations

These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Stock-based compensation

The Company has a share option plan which is described in Note 13(c). The Company records all stock-based compensation for options using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(j)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(k)	Loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss. The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year. In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(l)	Foreign currency translation

The Company uses the U.S. dollar as its reporting currency, and accounts denominated in currencies other than the U.S. dollar have been translated as follows:

• Revenue and expense items at the rate of exchange in effect on the transaction date;
•

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date; and

• Monetary assets and liabilities at the exchange rate at the balance sheet date.
• Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

(m)	Fair value of financial instruments

The fair values of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity. Marketable securities are recorded at fair value. Asset backed commercial paper is recorded at management estimated fair value.

(n)	Comparative figures

Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted in the current year.

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

(o)	Recently released Canadian accounting standards

The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

i)

In fiscal 2008, the Company will be required to adopt two new standards. Financial Instruments – Disclosures (CICA Handbook Section 3862) and Financial Instruments – Presentation (CICA Handbook Section 3863) will replace Financial Instruments (Disclosure and Presentation (CICA Handbook Section 3861). The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

ii)

In fiscal 2008, the Company will be required to adopt Capital Disclosures (CICA Handbook Section 1535), which will require companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

iii)

In fiscal 2008, the Company will be required to adopt Inventories (CICA Handbook Section 3031), which will re-establish standards for the measurement and disclosure of inventories. The Company’s assessing the impact on its consolidated financial statements.

iv)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

v)

In fiscal 2008, the Company is required to adopt revised Accounting Changes (CICA Handbook Section 1506), which provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The Company does not expect application of this revised standard to have a material impact on its consolidated financial statements.

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

4.	CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1530, Comprehensive Income; Handbook Section 3861, Financial Instruments – Presentation and Disclosure and Handbook Section 3855, Financial Instruments – Recognition and Measurement. These standards have been applied prospectively; accordingly, comparative amounts for prior periods have not been restated.

Effective January 1, 2007, the Company changed its accounting policy for mineral property exploration expenditures to harmonize accounting differences between Canadian and US GAAP while the Company continues to transition its operations from a sole exploration company to an operator.

(a)	Comprehensive income/loss

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity during a period arising from transactions and other events and circumstances from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale. The components of accumulated comprehensive income are disclosed in the consolidated statement of shareholders’ equity

(b)	Financial instruments – presentation and disclosure; recognition and measurement

Section 3861 establishes standards for the presentation and disclosure of financial instruments. Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be measured at fair value on initial recognition and recorded on the balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities.

Financial assets and liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net income. Financial assets and financial liabilities considered held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for- sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges. The Company has no such designated hedges.

(c)	Impact upon adoption of Handbook Sections 1530, 3855 and 3861

The transition adjustment attributable to the re-measurement of financial assets and financial liabilities at fair value for available-for-sale financial assets were recognized in opening accumulated other comprehensive income as at January 1, 2007. The Company has recorded a non cash increase of $512,000 to opening marketable securities and a non-cash adjustment of $512,000 as a one time cumulative effect of the change in accounting policy in opening accumulated other comprehensive income.

(d)	Exploration Expenditures

In prior years, the Company capitalized the acquisition cost of mineral properties and deferred exploration expenditures directly related to specific mineral properties. Under the new policy, exploration expenditures on non producing properties are expensed, while acquisition costs continue to be capitalized. This change has been applied retrospectively and the comparatives for 2006 and 2005 have been re-stated accordingly. The amount expensed for the years ended December 31, 2006 and 2005 was $400,000 and $451,000 respectively, with a corresponding reduction in mineral properties.

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

5.	BUSINESS ACQUISITION AND SIGNIFICANT ASSET ACQUISITIONS

a)	Acquisition of the Guanacevi property

In May 2004, the Company entered into an option agreements to acquire 100% interest in the outstanding shares of Minera Santa Cruz y Garibaldi SA de CV (“Minera Santa Cruz”), which owns 100% of the producing Santa Cruz silver-gold mine located in Durango, Mexico for $2.5m, with final payment occurring January 28, 2008. On January 28, 2006 the Company completed the acquisition of 51% of the outstanding shares of Minera Santa Cruz on completion of initial cash payments totaling $1,276,000.

In May 2004, the Company entered into option agreements to purchase certain mining concessions and the Guanacevi mineral processing plant, also located in Durango, Mexico. The Company acquired a 51% beneficial ownership interest in these assets on January 28, 2006 on payment of $2.3 million. In 2006, the Company accounted for this acquisition as a purchase of an asset and accordingly reclassified $1.7 million from mineral properties to plant and equipment. The remaining 49% interest was to be transferred upon completion of the 2008 payment. However in July 2006, the Company acquired 100% shares of the company that owned the plant, Metalurgica Guanacevi, S.A. de C.V. (“Metalurgica”), for $2.6 million comprised of $438,000 and 671,558 units at a market price of CAN $3.53 per unit. Each unit was comprised of one common share and one-quarter of a common share purchase warrant; each full warrant was exercisable to purchase one common share at an exercise price of CAN $3.70 until August 23, 2007 (Note 13 (e))

The following table set forth the original May 2004 payment schedules:

			Mining
	Minera Santa Cruz	Processing Plant	concessions	Total

Initial option agreement -
February 2004	$-	$57	$43	$100
Agreement		514	386	900
January 28, 2005	852	1,143	5	2,000
January 28, 2006	423	572	5	1,000
January 28, 2007	638	857	5	1,500
January 28, 2008	638	857	5	1,500
	$2,551	$4,000	$449	$7,000

51% ownership	1,275	2,286	439	4,000
100% ownership	1,276	1,714	10	3,000
	$2,551	$4,000	$449	$7,000

Under the Minera Santa Cruz option interest agreement the scheduled January 28, 2007 payment of $638,000 was made with 176,201 shares of the Company in lieu of cash.

The Company was able to acquire the remaining shares of Minera Santa Cruz for the final option interest agreement payment of $638,000 due in January 2008, however the Company negotiated an early buy out of the minority shareholders. In May 2007, the Company issued 1,350,000 shares of the Company with a fair market value of $5.04 to acquire the remaining 49% of outstanding shares in Minera Santa Cruz. The settlement price reflects the minority shareholders’ earnings to date, the 2008 option payment and the projected 2007 earnings. The aggregate purchase price of $6.8 million above the non-controlling interest liability, of $4.1 million and the future income tax liability of $1.6m was allocated to mineral properties.

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

5.	BUSINESS ACQUISITION AND SIGNIFICANT ASSET ACQUISITIONS (continued)

The following table sets forth an allocation of the 2006 purchase price to assets acquired and liabilities assumed, based on estimates of fair value.

The fair value of assets and liabilities acquired and the consideration paid is as follows:

	51 % of	100% of
	Minera Santa Cruz	Metalurgica

Fair value of assets acquired
Assets:
Cash	$313	$173
Receivab les and prepaids	77	26
Inventories	131	214
Ore processing mill	-	4,235
Mineral properties	7 ,321	-
Liabilities:
Accounts payables and other accrued liabilities	(5 ,541)	(163)
Asset retirement obligation	(27)	(895)
Future income tax liability	(918)	(1,029)

	$1 ,356	$2,561

Consideration given
Cash consideration	$451	$445
Unit consideration	-	2,116
Advances on acquisition	905	-
	$1 ,356	$2,561

b)	Income (loss) from option interests in Mexican operations

For the period ended December 31, 2005, losses from Mexican operations from the Company’s 51% option interests are pursuant to the agreements executed in May 2004 whereby the Company has a 51% interest in any profits or losses and are determined as follows:

	Minera	Processing
	Santa Cruz	Plant	Total

Revenues from operations	$4,805	$2,041
Costs of operations *	(6,820)	(2,428)
Loss before allocation	(2,015)	(387)
Allocation to Mexican interests in operations	1,091	190
Loss from 51% property option interests	$(924)	$(197)	$(1,121)

*Costs of operations include amortization, depletion and depreciation of acquisition costs, exploration expenditures and mine development costs, and also include allocation of expenses incurred by Endeavour Silver Corp.

For the operating period of January 1, 2006 to January 28, 2006, the date at which the Company commenced to consolidate Minera Santa Cruz, the Company’s income from property option interest was $122,000.

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

c)	Acquisition of the Guanajuato mines project

On April 30, 2007 the Company acquired the exploitation contracts to the Unidad Bolanitos silver-gold mines and plant located in the northern parts of the Guanajuato and La Luz silver districts in the state Guanajuato, Mexico. The Company paid $2.4 million in cash and 224,215 shares of the Company with a fair market value of $4.46 per share.

On May 30, 2007 the Company acquired 100% of the Guanajuato mine assets from two subsidiary companies of Industrias Penoles SA de CV (“Penoles”). The assets consist of 2,071 hectares of land , three mines and a 500 ton per day processing plant. The purchase price was 800,000 shares of the Company with a fair market value of $4.84 and 250,000 2 year warrants with an exercise price of CAN $5.50. The fair value of the warrants was determined to be $460,000; the fair value was based on an expected stock price volatility of 68.7%, expected life of 2 years and an estimated risk-free rate of 3.98%.

The Company has accounted for these acquisitions as asset acquisitions as the contracts and the plant are considered to be separate asset purchases that do not represent a business as defined under Canadian GAAP.

The Company allocated $7.3 million to mineral properties, $396,000 to the plant and recognized an asset retirement obligation of $664,000 related to the future reclamation of the Guanajuato properties (Note 12).

6.	MARKETABLE SECURITIES

	December 31	December 31
	2007	2006

Investmen t in shares of companies, at cost	$3,066	$3,072
Unrealized gain	507	-
	$3,573	$3,072

7.	ACCOUNTS RECEIVABLE AND PREPAIDS

	December 31	December 31
	2007	2006

Trade Receivables	$1,908	$973
IVA Receivables	4,676	1,750
Other Receivab les	26	222
Prepaids and Advances	590	159
	$7,200	$3,104

8.	INVENTORIES

	December 31	December 31
	2007	2006

Warehouse inventory	$1,294	$466
Stockpile inventory	1,012	2,489
Finis hed Goods inventory	348	257
Work in process inventory	262	120
	$2,916	$3,332

Endeavour Silver Corp.	Page - 17 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

9.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with related party companies and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis.

During the course of the period the company paid $95,000 (2006 - $ nil, 2005 - $ nil) in performance bonus compensation to terminated employees who are now employees of a company with common directors and management.

During the course of the period the company paid $177,000 (2006 - $ nil, 2005 - $ nil) in consulting fees to a company with common directors and management.

The Company has paid $130,000 (2006 – $255,000, 2005- $81,000) for legal services from a legal firm with common management.

The Company currently holds marketable securities purchased for $279,000 of a public company with common directors and management that has a market value of $135,000.

On December 31, 2007 the Company signed option agreements with Aztec Metals Corp. (“Aztec”) a non-public company with common directors, whereby Aztec has the right to acquire unexplored properties (Rio Chico and Matehuala) for a cash payment of $63,000 and issuance of 533,333 common shares in Aztec. The cash payment and common shares were received subsequent to year end. To exercise the option on the Rio Chico properties Aztec will pay to Endeavour $100,000 and deliver a signed silver participation contract prior to September 30, 2008. To exercise the option on the Matehuala property, Aztec will pay to Endeavour $43,000 and deliver a signed silver participation contract prior to June 30, 2008.

10.	LONG TERM INVESTMENTS

At December 31, 2007 the Company held asset backed commercial paper (“ABCP”) purchased in August 2007 with a par value $5.2 million and an estimated fair value of $3.9 million. At the dates the Company acquired the ABCP it was rated RI (High) by Dominion Bond Rating Services (“DBRS”), the highest credit rating issued for commercial paper. The ABCP did not settle as it matured as a result of the liquidity issues in the ABCP market. There has been no active trading in the ABCP since mid-August 2007 and no market quotations are currently available. The ABCP in which the Company has invested continues to be rated RI (High, Under review with developing implications) by DBRS.

On December 23, 2007, a comprehensive restructuring of the ABCP was agreed to in principle between all parties. The approval of the restructuring is subject to votes by all investors, and is anticipated to close by the end of April 2008.

There is a significant amount of uncertainty in estimating the amount of timing of cash flows associated with the ABCP. The Company estimates the fair value of its ABCP by discounting expected future cash flows considering the best available information. An adjustment of $1.3 million has been recorded for the year ended December 31, 2007 to reflect the lack of liquidity in the ABCP market. As result of the proposed restructuring, the Company has also concluded that the most probable outcome is that the ABCP will not be realized within a year and has accordingly classified the ABCP as a non-current asset. Due to illiquidity in the ABCP market, the Company estimated a 20% impairment from the face value of the asset and discounted the remaining value over a one year period using a discount rate of prime + 1%. The outcome of the ABCP restructuring could result in a material difference to managements’ estimate fair value.

Endeavour Silver Corp.	Page - 18 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

11.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

	December 31, 2007			December 31 , 2006
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Properties	$32,365	$5,444	$26,921	$12,910	$2,618	$10,29 2
Mill	13,723	1,517	12,206	8,705	629	8,07 6
Machinery and equipment	6,754	480	6,274	2,092	35	2,05 7
Transportation and vehicles	720	182	538	311	59	25 2
Buildings	724	74	650	137	4	13 3
Office equipment	324	65	259	68	12	5 6
	$54,610	$7,762	$46,848	$24,223	$3,357	$20,86 6

(a)	Guanacevi properties and plant (Durango, Mexico)

See note 5, Business acquisitions and significant asset acquisitions to these financial statements for a discussion of the significant acquisition of Minera Santa Cruz and Metalurgica of the Guanacevi mine.

In June 2005, the Company acquired nine silver mining properties in the Guanacevi district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. (“Peñoles”). Six of these properties form part of the producing Santa Cruz silver mine. This transaction effectively allowed the Company to acquire the outright ownership of the six mineral concessions as well as a 4.5% net proceeds royalty from Peñoles. The Company is required to send all mineral production from these properties to the Peñoles smelter in Torreon, Mexico, for smelting and refining. Peñoles retains a 3% net proceeds royalty on future production after deduction of all shipping and smelting costs, including taxes and penalties if any. The Company also formed a strategic alliance with Peñoles to acquire additional mining properties in Mexico. Peñoles has agreed to provide the Company with access to information on its portfolio of mineral concessions throughout Mexico. On each additional Peñoles property made available to the Company to acquire, a purchase price may be negotiated, payable in common shares of the Company. If the Company acquires additional properties from third parties introduced by Peñoles, the Company will pay Peñoles a 5% fee on the cash purchase price, also payable in common shares of the Company. If Peñoles acquires property from a third party introduced by the Company, Peñoles will pay the Company a 5% fee on the cash purchase price. In compensation for the nine mining properties acquired and certain mining equipment located thereon and the formation of the strategic alliance, the Company issued 1,000,000 units to Peñoles in July 2005; each unit consisted of one common share and one warrant to purchase an additional common share at $2.10 until July 22, 2006 and thereafter at $2.30 until July 22, 2007 (note 13 (e)). The fair value of the warrants was determined to be $260,000 which was included in mineral properties; the fair value was based on an expected stock price volatility of 54.45%, expected life of 1 year and an estimated risk-free rate of 1.28%.

In July 2005, the Company entered into an option agreement to acquire a 100% interest in two silver properties, Porvenir Dos and La Sultana, in the Guanacevi District, Durango, Mexico, for payments totalling $137,500 prior to 2007.

In August 2005, the Company entered into an option agreement to acquire a 100% interest in four silver properties, La Prieta, El Aguaje de Arriba, Ampliacion El Aguaje de Arriba and La Plata, in the Guanacevi District, Durango, Mexico, for $100,000 of which final payment of $70,000 was paid in August 2007.

In October 2005, the Company acquired a mining lease from Minera Tayahua, S.A. de C.V., on the El Porvenir property, Guanacevi district, Durango, Mexico. Under the lease agreement, the Company holds the exclusive right to mine the El Porvenir property for a 5-year period, which can be extended for another 5 years, by mutual agreement. The Company agreed to mine El Porvenir at the rate of between 9,000 tonnes and 27,000 tonnes per quarter and to pay a 3% net smelter royalty from production. The agreement includes a clause that either party can terminate the contract in advance, without indicating cause, communicating the termination date at least 2 years before the effective date of the termination. On August 16, 2006 The Company received a letter indicating contract termination as of August 31, 2008. The Company is currently mining the El Porvenir and will continue to mine this zome up to August 30, 2008.

On November 22, 2007, the Company paid $50,000 and 30,000 common shares to enter into an option agreement to acquire 100% interest in the El Maliche property in the Guanacevi district for an additional $50,000 within 18 months.

Endeavour Silver Corp.	Page - 19 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Parral properties

In August 2006, the Company acquired three options to purchase the concession rights on various land holdings within the Parral district.

The Company made the second payment on the option to purchase a 100% interest in the Minas Nuevas properties, Chihuahua, Mexico, for $200,000, however elected to discontinue exploration on the Minas Nuevas properties prior to the August 2007 payment. The $400,000 paid in relation to this option contract has been expensed as exploration.

The Company made the second payment on the option to purchase a 100% interest in the La Aurora properties, Chihuahua, Mexico, for $34,000, however elected to discontinue exploration on the La Aurora properties prior to the August 2007 payment. The $56,000 paid in relation to this option contract has been expensed as exploration.

The Company made the second payment and third payment on the option to purchase a 100% interest in the El Cometa properties, Chihuahua, Mexico, for $90,000. The Company continues to explore the property and has option payments totaling $130,000 in 2008 and $100,000 in 2009. The February 2008 payment of $50,000 was made subsequent to year end.

Subsequent to year end, the Company signed an agreement to acquire 100% interest in the Navegantes properties, Chihuahua, Mexico for $470,000 over two years.

(c)	Arroyo Seco properties

In October 2006, the Company acquired an option to purchase a 100% interest in the Arroyo Seco property, in Michoacan, Mexico for US$229,000 over 5 years. The Company paid $46,000 during the current fiscal year and $92,000 of the total option agreement.

(d)	San Pedro properties

On November 29, 2007, the Company signed an agreement to acquire 100% interest in 15 properties within the San Pedro district in the state of Durango. The Company issued 120,000 common shares and 60,000 1-year warrants with an exercise price of US $4.69. The fair value of the warrants was determined to be $48,000; the fair value was based on an expected stock price volatility of 55.5%, expected life of 1 year and an estimated risk-free rate of 3.98%.

(e)	Mineral property contingencies

Management believes the Company has diligently investigated rights of ownership of all of the mineral properties to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(f)	Commitments

As at December 31 2007, the Company had committed to contracts totalling $400,000 relating to exploration services. The Company has operating lease commitments for office space for $264,000 annually until 2011, totalling $1.1 million.

Endeavour Silver Corp.	Page - 20 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

12.	ASSET RETIREMENT OBLIGATIONS

Although the ultimate amount of the reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $2,047,000 which has been discounted using a credit adjusted risk free rate of 8.25%. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs.

Changes to the reclamation and closure cost balance during the period are as follows:

Balance at December 31, 20 06	$954

Changes du ring the period:
Incurrence	-
Change in estimate	(139)
Changes due to acquisition of Guanajuato mines project	664
Interest accretion	99

Balance at December 31, 2007	$1,578

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations.

13.	SHARE CAPITAL

(a)	As at December 31, 2007 and December 31, 2006 a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

(b)	Private Placements

(i)

In March 2006, the Company entered into an agreement with certain agents in a best efforts private placement offering of up to 5 million special warrants at CAN$4.50 per special warrant for gross proceeds of up to CAN$22.5 million. An over-subscription option allowed for up to an additional 2 million special warrants for additional proceeds of CAN$9 million. On April 24, 2006, the Company closed the placement for 5.11 million special warrants, for gross proceeds of CAN$23.0 million. Each special warrant was comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant was exercisable to purchase one common share at a price of CAN$5.25 until October 24, 2007 (Note 13(e)). The Company filed its prospectus on May 15, 2006 for the placement. In connection with this offering, the agents received a cash commission of 6% of the gross proceeds and broker warrants exercisable for common shares equal to 6% of the total special warrants placed. The broker warrants had the same terms as the warrants in the private placement.

The remaining 1.89 million special warrants in the best efforts private placement offering received shareholder approval in June 2006. In July 2006, the Company issued 1,112,000 special warrants at CAN$4.50 per special warrant for gross proceeds of CAN$5.0 million. Each special warrant entitled the holder to acquire 1.1 common shares and 0.55 common share purchase warrants of the Company. Each full share purchase warrant will be exercisable to acquire one common share of the Company at CAN$5.25 per share until October 24, 2007. On closing of the over-subscription, the Agents received a 6% cash commission totaling CAN$ 0.3 million as well as 66,720 agent special warrants. Each agent special warrant converted into one agent warrant. Each agent warrant will be exercisable to acquire one common share at $5.25 per share until October 24, 2007(Note 13(e)).

The 3,166,599 share purchase warrants from this private placement offering were listed and posted for trading on the Toronto Stock Exchange on May 23, 2006.

Endeavour Silver Corp.	Page - 21 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

(ii)

In February 2005, the Company completed brokered and non-brokered private placements to raise a total of CAN $1.6 million. The Company completed a brokered private placement for 312,500 units at CAN$1.60 per unit for gross proceeds of CAN$ 0.5 million. Each unit consisted of one common share and one share purchase warrant, exercisable to acquire one common share at an exercise price of CAN$2.10 until February 1, 2006 and CAN$2.30 thereafter until February 1, 2007 (Note 13(e)). The Company also completed a non-brokered private placement for 710,500 units at the same price and the same terms as the brokered private placement for an additional CAN$1.1 million in gross proceeds. Share issuance costs consisted of agents’ fees of CAN$38,000 and 40,000 agents’ warrants (with the same terms as the warrants in the private placement). The 40,000 warrants issued to the agent have a fair value of CAN$22,000 and have been recorded in share capital on a net basis.

(iii)

In October 2005, the Company completed a private placement for 6,000,000 units at CAN$2.40 per unit for gross proceeds of CAN$14.4 million. Each unit is comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant is exercisable to purchase one common share at an exercise price of CAN$2.90 until October 5, 2007 (Note 13(e)). The underwriters received a cash commission of CAN$0.9 million and 450,000 agents’ warrants that have the same terms as the warrants in the private placement.

(iv)

In April 2004, the Company completed brokered and non-brokered private placements to raise a total of CAN$ 9.9 million to finance the acquisition of the Santa Cruz silver-gold mine and the Guanacevi processing plant (Note 5(a)). The Company completed a brokered private placement for 5,022,500 units at CAN$1.60 per unit for gross proceeds of CAN$ 8.0 million. Each unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant giving the holder the right to purchase an additional common share at CAN$2.00 per share until October 22, 2005 (Note 13(e)). The Company also completed a non-brokered private placement for 1,175,000 units at the same price and the same terms as the brokered private placement for an additional CAN$1.9 million in gross proceeds. Share issuance costs consisted of finders’ fees of $90,000, agents’ fees of 25,000 corporate finance units (with the same terms as the units in the private placement), commission of CAN$0.6 million, 19,219 agents’ units (with the same terms as the units in the private placement) and 602,700 agents’ warrants (with the same terms as the warrants in the private placement). The 624,809 warrants issued to the agents have a fair value of CAN$ 0.4 million and have been recorded in share capital on a net basis.

(c)	Purchase options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the current Company’s stock option plan approved by the Company’s shareholders in fiscal 2006 at exercise prices determined by reference to the market value on the date of the grant. The stock option plan allows for granting options to its directors, officers, employees and consultants to acquire up to 6,768,000 shares.

The following table summarizes the status of the Company’s stock option plan and changes during the periods presented:

Prices expressed in CAN $
	December 31, 2007		December 31, 2006		December 31, 2005
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of Shares	price	of Shares	price	of Shares	price

Outstanding, beginning of period	3,626,400	$2.43	2,223,900	$1.88	1,871,000	$1.33
Granted	1,685,000	$4.13	1,910,000	$2.91	1,155,900	$2.40
Exercised	(727,000)	$2.70	(282,500)	$2.04	(793,000)	$1.33
Cancelled (1)	(495,000)	$3.07	(225,000)	$1.52	(10,000)	$2.52
Outstanding, end of period	4,089,400	$3.25	3,626,400	$2.43	2,223,900	$1.88

Options exercisable at period-end	4,089,400		3,626,400		1,611,900

(1) 245,000 options were cancelled in exchange for 142,520 share appreciation rights in 2007, while 225,000 options were cancelled in exchange for 141,034 share appreciation rights in 2006

Endeavour Silver Corp.	Page - 22 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

The following tables summarize information about stock options outstanding at December 31, 2007:

	expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Dec 31, 2007	(Number of Years)	Prices	Dec 31, 2007	Prices

$0.00 - $0.99	185,000	1.1	$0.66	185,000	$0.66
$1.00 - $1.99	380,000	1.5	$1.60	380,000	$1.60
$2.00 - $2.99	1,969,400	3.0	$2.64	1,969,400	$2.64
$4.00- $4.99	1,400,000	8.6	$4.75	1,400,000	$4.75
$5.00- $5.99	155,000	4.3	$5.48	155,000	$5.48

	4,089,400	5.0	$3.28	4,089,400	$3.28

During the year ended December 31, 2007, the Company recognized stock-based compensation expense of $4.7 million (2006 - $3.4 million, 2005 – $1.1 million) based on the fair value of options granted.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions for the period ended:

	Period E nded	Period E nded	Period Ended
	December 31, 2007	December 31, 2006	December 31 , 2005

Weighted average fair value of
options granted during the p eriod	$2 .76	$1. 73	$1.43

R isk-free in terest rate	3. 98%	3.0 5%	2.30%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	67%	8 3%	105%
Expected option life i n years	5 .52	4.0 0	4.00

In January 2007, the Company granted stock options to a new officer to acquire up to 100,000 common shares at an exercise price of CAN $4.08 per share with an expiry date of January 8, 2012.

In March 2007, the Company granted stock options to new employees to acquire up to 55,000 common shares at an exercise price of CAN $5.36 per share with an expiry date of March 1, 2012.

In May 2007, the Company granted stock options to new employees to acquire up to 100,000 common shares at an exercise price of CAN $5.54 per share with an expiry date of May 2, 2012

In June 2007, the Company granted stock options to directors, officers, employees and consultants to acquire up to 1,280,000 common shares at an exercise price of $4.89 per share with an expiry date of June 14, 2017

In November 2007, the Company granted stock options to new employees to acquire up to 150,000 common shares at an average exercise price of CAN $4.16 per share with expiry in November 2012.

Subsequent to the fiscal year end, the Company has granted stock options to a new officer, new employees and exploration staff to acquire up to 473,000 common shares at a weighted average exercise price of $3.94 per share with an expiry in January 2013.

Endeavour Silver Corp.	Page - 23 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

(d)	Share appreciation rights plan

The company allowed that in the event that the Company graduated to a TSE listing, a participant may, as allowed under the Exchange policies, if determined by the Board, have the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the market price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common shares subject to the Option times the difference between the market price on the day immediately prior to the exercise of the Right and the Option exercise price. The shareholder rights plan agreement was approved and activated June 14, 2006. During fiscal 2007, 245,000 options (2006 – 225,000) were cancelled for the exchange of 142,520 share appreciation rights (2006 – 141,034).

(e)	Warrants

At December 31, 2007, the Company has outstanding warrants to purchase an aggregate 310,000 common shares as follows:

Exercise		Oustanding at				Oustandin g at
Price	Expiry Dates	December 31, 2006	Issued	Exercised	Expired	December 31, 2007
CAN $
$2.30	February 1, 2007	327,000	-	(320,000)	(7,000)	-
$2.90	October 5, 2007	2,601,634	-	(2,554,134)	(47,500)	-
$5.25	October 24, 2007	3,539,920	-	(10,135)	(3,529,785)	-
$3.70	August 23, 2007	167,888	-	(153,953)	(13,935)	-
$5.50	May 30, 2009	-	250,000	-	-	250,000
$4.65	January 8, 2009	-	60,000	-	-	60,000
		6,636,442	310,000	(3,038,222)	(3,598,220)	310,000

At December 31, 2006, the Company had outstanding warrants to purchase an aggregate 6,636,442 common shares as follows:

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2005	Issued	Exercised	Expired	December 31, 2006
CAN $
$2.30	February 1, 2007	1,058,000	-	(731,000)	-	327,000
$2.10	July 22, 2007	1,000,000	-	(1,000,000)	-	-
$2.90	October 5, 2007	3,450,000	-	(848,366)	-	2,601,634
$5.25	October 24, 2007	-	3,539,920		-	3,539,920
$3.70	August 23, 2007	-	167,888	-	-	167,888
		5,508,000	3,707,808	(2,579,366)	-	6,636,442

Endeavour Silver Corp.	Page - 24 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

At December 31, 2005, the Company had outstanding warrants to purchase an aggregate 5,508,000 common shares as follows:

Exercise		Oustanding at				Oustanding at
Prices	Expiry Dates	February 28, 2005	Issued	Exercised	Expired	December 31, 2005
CAN $
$0.35	October 6, 2005	775,000	-	(775,000)	-	-
$2.00	October 22, 2005	3,467,559	-	(2,872,061)	(595,498)	-
$2.00	October 28, 2005	248,000	-	(48,000)	(200,000)	-

$2.10 /	February 1, 2006 /
$2.30	February 1, 2007	1,063,000	-	(5,000)	-	1,058,000

$2.10 /	July 22, 2006 /
$2.30	July 22, 2007	-	1,000,000	-	-	1,000,000

$2.90	October 5, 2007	-	3,450,000	-	-	3,450,000

		5,553,559	4,450,000	(3,700,061)	(795,498)	5,508,000

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	PeriodEnded	Period Ended	Period Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Net changes in non-cash working capital
Accounts receivableand prepaids	$(4,096)	$(1,481)	$(849)
Inventories	634	(2,234)	(71)
Due fromrelated parties	(194)	(35)	-
Accounts payableand accrued liabilities	1,302	752	771
Income taxes payable	777	4	-
	$(1,577)	$(2,994)	$(149)

Non-cash financing and investingactivities:
Reclamation included in mineral property, plant and equipment	$525	$954	$-
Tax gross up related toacquistion ofsubsidiaries	1,853	986	-
Fair valueof stock options allocated to shares issued
on exercise of stock options	1,049	338	612
Fair valueof shares issued undertheshareappreciation rights plan	283	136	-
Fair valueof equity issued on buy out of MineraSantaCruz	7,444	204	1,550
Allocation of mineral properties to MineraSantaCruz	-	-	2,826
Fair valueof equity issued on acquisition ofGuanajuato mines project	5,332	-	-
Fair valueof equity issued on acquisition ofother mineral properties	661	-	-
Fair valueof equity issued on acquisition ofMetalurgica	-	2,121	86

Cash interest paid and cash taxes paid in the period ended December 30, 2007 and 2006 was nil.

Endeavour Silver Corp.	Page - 25 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

15.	SEGMENT DISCLOSURES

The Company has exploration and mining segments, while Guanacevi and Guanajuato operations are disclosed below as separate producing operations.

	December 31, 2007
	Corporate	Guanacevi	Guanajuato	Total

Cash and cash equivalents	$16,404	$779	$(606)	$16,577
Marketable securities	3,573	-	-	3,573
Accounts receivables and prepaids	253	4,473	2,474	7,200
Inventories	-	2,544	372	2,916
Due to related parties	228	-	-	228
Mineral property,plant and equipment	166	37,645	9,488	47,299
Long term investments	3,932	-	-	3,932

Revenue	-	28,245	4,074	32,319
Net income (loss) before taxes and other items	$(11,270)	$4,481	$(2,761)	$(9,550)

	December 31, 2006
	Corporate	Guanacevi	Guanjuato	Total

Cash and cash equivalents	$30,027	$1,843	$-	$31,870
Marketable securities	3,072	-	-	3,072
Accounts receivables and prepaids	95	3,009	-	3,104
Inventories	-	3,332	-	3,332
Due to related parties	-	34	-	34
Mineral property,plant and equipment	-	21,317	-	21,317

Revenue	-	15,671	-	15,671
Net income (loss) before taxes and other items	$(4,381)	$2,998	$-	$(1,383)

Endeavour Silver Corp.	Page - 26 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

16.	INCOME TAXES

On October 1, 2007, the Government of Mexico enacted legislation which introduces certain tax reforms including a new minimum flat tax effective January 1, 2008. As the legislation is new, remains subject to ongoing varying interpretations, and the possibility of amendments by the Government of Mexico, the estimated future income tax recorded at the balance sheet date may change. As a result of these tax reforms, the Company has taken a conservative approach and estimated the company will be subject to the new minimum flat tax over the life of our projects. This approach increased the temporary differences on assets within the Mexican entities, which is offset by the lower tax rate under the new minimum flat tax increasing future income tax expense by $1.2m on historical balances. The change in the estimate tax regime also changes the tax rate used to determine the future tax liability created from the share acquisition of certain Mexican entities, resulting in a $1.3m recovery on future income tax.

When circumstances cause a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance will be reflected in current income.

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	December 31,	December 31,	December 31,
	2007	2006	2005

Canadian statutory tax rates	34.12%	34 .12%	34.12%

Income tax benefit computed at Canadian statutory rates	$(3,772)	$767	$1,603
Foreign tax rates different from statutory rate	(341)	(179)	(141)
Temporary differences not recognized in the period	3,274	1 ,292	(797)
Permanent differences	2,008	(471)	(665)

	$1,169	$1 ,409	$-

The tax effect of the temporary differences that gives rise to future tax assets as of December 31, 2007 and December 31, 2006 is for Mexico subsidiaries is presented below:

	December 31,	December 31,
Mexico operations	2007	2006

Future income tax ass ets:
Tax loss carryforwards	$-	$1,452
Valuation Allowance	-	-
Future income tax liabilities:
Mineral properties, plant and equipment	$(5,099)	$(4,420)
Future income tax liabilities, net	$(5,099)	$(2,968)

As at December 31, 2007, the Mexico operations had $11.6m of non-capital losses available for deduction against future earnings through fiscal 2017 under income tax regime.

Endeavour Silver Corp.	Page - 27 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

16.	INCOME TAXES (continued)

The tax effect of the temporary differences that gives rise to future tax assets as of December 31, 2007 and December 31, 2006 is for Canadian operations is presented below:

	December 31,	December 31,
Canada operations	2007	2006

Future income tax assets:
Tax loss carryforwards	$3,641	$1,980
Mineral properties, plant and equipment	640	519
Total future income tax assets	4,281	2,499
Valuation allowance	(4,250)	(2,499)
Future income tax assets, net	$31	$-

As at December 31, 2006, the Company had available the following amounts for deduction against future earnings in Canada:

Canada operations
Non-capital losses, exp iring as follows:
2008 to 2010	$-
2011	332
2012 to 2015	2 ,853
2026 and beyond	6 ,128
Total non-capital losses	9 ,313

Capital losses	$192

Share capital financing costs	$1 ,655

Endeavour Silver Corp.	Page - 28 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

17.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company, are substantially the same, except for the following measurement differences.

(a)	Stock based compensation

Under U.S. GAAP, Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payments” (“SFAS 123(R)”), which is a revision of SFAS 123, “Accounting for Stock Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employee”, requires all share based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company currently uses the fair value method to account for all stock option grants. For the years presented, there are no differences in stock-based compensation.

Under U.S. GAAP, stock based compensation would be presented within general and administrative costs whereas the stock-based compensation expense is reported separately for Canadian GAAP.

(b)	Unrealized holding gains and losses on marketable securities

Statement of Financial Accounting Standards Board No. 115, Accounting for Investments in Debt and Equity Securities (SFAS 115) requires that the Company’s marketable securities be classified as available- for-sale securities and they be recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders’ equity unless a decline in value is considered to be other than temporary. The Company’s marketable securities were presented at lower of cost or market value before January 1, 2007 under Canadian GAAP. Upon adoption of CICA Handbook Section 3855 on January 1, 2007 (note 4), there are no ongoing differences between Canadian and US GAAP in the accounting for marketable securities.

(c)	Reporting comprehensive income

Statement of Financial Accounting Standards No 130 (SFAS 130) Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the years ended December 31, 2006 and 2005, comprehensive loss equals $512,000 and $ nil, respectively. Upon adoption of CICA Handbook Section 1530 on January 1, 2007, there are no ongoing differences between Canadian and US GAAP in reporting and displaying comprehensive income.

Endeavour Silver Corp.	Page - 29 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

(d)	Mineral property exploration

US GAAP requires that long lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review of recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The Securities and Exchange Commission (“SEC”) staff has indicated that their interpretation of U.S. GAAP requires mineral property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company would expense all mineral property exploration costs for U.S. GAAP purposes, which is consistent with the Canadian GAAP treatment following the change in accounting policy described in note 4 (d).

For Canadian GAAP, cash flows relating to mineral property exploration costs are reported as investing activities. For US GAAP, theses costs would be characterized as operating activities.

(e)	Accounting for uncertainty in income taxes

In June 2006, The FASB has issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company did not have any unrecognized tax benefits at January 1, 2007. In addition, no adjustments were recognized for uncertain tax benefits during the year. Accordingly, there is no impact on the Company’s December 31, 2007 consolidated financial statements resulting from the adoption of FIN 48.

The Company files income tax returns in Canada and Mexico. Years ranging from 2001 through 2007, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

Endeavour Silver Corp.	Page - 30 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

(f)	Impact of recent United States accounting pronouncements:

(i)

In September 2006, FASB issued SFAS No. 157, Fair Value Measurement to define fair value, establish a framework for determining fair value measurements that are already required or permitted under current accounting standards and to expand disclosures about fair value measurements. The statement only applies to fair value and is effective for fiscal years beginning after November 15, 2007. The Corporation does not expect the adoption of this Interpretation to have a significant effect on the Corporation’s results of operations or financial position.

(iii)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits entities the option to measure financial instruments at fair value (fair value option) thereby achieving an offsetting effect for accounting purposes for certain changes in fair value of certain related assets and liabilities without have to apply hedge accounting. This statement is effective as of beginning of an entity’s first fiscal year that begins after November 15, 2007. Retrospective application to fiscal years preceding the effective date is prohibited. The Company does not expect the adoption of the statement to have a significant effect on the Corporation’s results of operations or financial position.

(iv)

In December 2007, the FASB issued SFAS 160, a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component of equity, with increases and decreases in the parent’s ownership interest as capital transactions. This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008 and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Corporation does not expect the adoption of this Interpretation to have a significant effect on the Corporation’s results of operations or financial position.

(v)	In December 2007, the FASB issued a revised standard on accounting for business combinations SFAS 141(R).

The major changes to accounting for business combinations are summarized as follows:
	•	all business acquisitions would be measured at fair value
	•	most acquisition-related costs would be recognized as expenses as incurred (they would no longer be part of the purchase consideration)
•

non-controlling interests would be measured at fair value at the date of acquisition (i.e., 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)

•

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest

The statement is effective for business combination transactions occurring in periods beginning on or after December 15, 2008. The Corporation not expect the adoption of this Interpretation to have a significant effect on the Corporation’s results of operations or financial position.

Endeavour Silver Corp.	Page - 31 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2007, December 31, 2006 and Ten Months Ended December 31, 2005
(expressed in thousands of U.S. dollars, unless otherwise stated)

HEAD OFFICE	#301 – 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Bradford Cooke
Godfrey Walton
Leonard Harris
Mario Szotlender
Geoff Handley
Rex McLennan

OFFICERS	Bradford Cooke ~ Chairman and Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Mexico Operations
Barry Devlin ~ Vice-President, Exploration
Stewart Lockwood ~ Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Vector Corporate Finance Lawyers
#1040 – 999 West Hastings Street
Vancouver, BC, V6C 2W2

SHARES LISTED	Toronto Stock Exchange

American Stock Exchange
Trading Symbol – EXK

Frankfurt Stock Exchange
Trading Symbol - EJD

Endeavour Silver Corp.	Page - 32 -